Schedule A

As of November 1, 2014

FEE SCHEDULE

Effective November 1, 2014, the Service Agent shall receive for services under this Agreement, with respect to Fund common share accounts, a $34.25 per account fee, accrued daily and payable monthly.

Schedule B

As of April 12, 2012

OUT-OF-POCKET EXPENSES

The Fund shall reimburse the Service Agent monthly for the following out-of-pocket expenses:

•	typesetting, printing, paper, envelopes, postage and return postage for proxy soliciting material, and proxy tabulation costs

•	printing, paper, envelopes and postage for dividend notices, dividend checks, records of account, purchase confirmations, sale or repurchase confirmations, checks issued in connection with the sale or repurchase of Fund shares, confirmations on changes of address and any other communication required to be sent to shareholders

•	typesetting, printing, paper, envelopes and postage for prospectuses, annual and semi-annual and quarterly reports, statements of additional information, supplements for prospectuses and statements of additional information and other required mailings to shareholders

•	stop orders

•	outgoing wire charges

•	charges of the Depository Trust Company in connection with settlement and related services provided to the Fund

•	other expenses incurred at the request or with the consent of the Fund

IN WITNESS WHEREOF, the parties hereto have caused the forgoing Schedule A and Schedule B to be duly executed as of November 1, 2014.

TRI-CONTINENTAL CORPORATION

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton President

COLUMBIA MANAGEMENT INVESTMENT SERVICES CORP.

By:	/s/ Lyn Kephart-Strong
Lyn Kephart-Strong President